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CONFIDENTIAL	Omer Ozden Tel: +1 212 626 4695 omer.ozden@bakernet.com
August 31, 2009	VIA FACSIMILE AND EDGAR
Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
RE: Xinyuan Real Estate Co., Ltd. - Form 20-F for the fiscal year ended December 31, 2008, filed June 26, 2009 (File No. 1-33863) (the “2008 Form 20-F”)
Dear Mr. O’Brien:

With respect to the above captioned filing and on behalf of Xinyuan Real Estate Co., Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated July 16, 2009 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and have keyed the Company’s corresponding responses accordingly.

The Company advises the Staff that, as discussed in more detail in the response to comment 11 below, the Company recently became aware that it was not in compliance with certain of the financial covenants in its debt indentures. Although the Company has obtained from the noteholders waivers of any defaults that have or may have occurred and is currently in compliance with the financial covenants under the indentures, the Company intends to restate its balance sheet as of December 31, 2008 to treat certain non-current liabilities as current liabilities and will include the restatement and related disclosures in an amendment to the 2008 Form 20-F (the “amended 2008 Form 20-F”). The Company also intends to address in the amended 2008 Form 20-F certain of the Staff’s comments. Accordingly, in many of the responses, we have provided draft revised disclosure to the amended 2008 Form 20-F. All references to page numbers are references to the 2008 Form 20-F as filed on June 26, 2009.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2008 Form 20-F.
This letter is being submitted as correspondence via EDGAR, and a copy is being faxed to your attention.
Form 20-F for the fiscal year ended December 31, 2008 Operating and Financial Review and Prospects, page 55 Operating Results, page 58
Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Impairment Charges, page 60

1.	We note the disclosures you have provided for the recognition of the $55.0 million impairment charge related to the Suzhou International City Garden project in the fourth quarter 2008. Based on the materiality of this charge to your fiscal year 2008 gross loss, operating loss and net loss, there is a concern that investors may not fully understand why this significant charge was recognized during the fourth quarter of fiscal year 2008, as you have provided a general explanation rather than specific disclosures of the facts and circumstances. In future filings, please revise your disclosures to provide investors with a detailed discussion of the factors that caused a material change in the estimated cash flows for the Suzhou International City Garden project and its real estate property under development. Specifically, please address the following points:

•

Please disclose the specific business, competitive and economic factors that caused the adverse operating results that precipitated the impairment. In this regard, we assume that you did not start this project knowing that it would result in a loss. Rather, we assume that there were events or circumstances that occurred that led to the decline in the profitability to the point a loss would be recognized. Response: See 3rd paragraph in the proposed amended disclosure regarding Impairment Charges.

•

Please disclose the carrying value of Suzhou International City Garden’s real estate property subsequent to the impairment charge as of December 3l, 2008. This disclosure will allow investors to put the impairment charge in context and to understand the remaining exposure for this project. Response: See 4th paragraph in the proposed amended disclosure regarding Impairment Charges.

•

We note your discussion of the factors considered in estimating a project’s cash flows to assess the recoverability of the corresponding assets on page 60. For your estimate of the cash flows to be generated by Suzhou International City Garden’s real estate property, please supplement the qualitative disclosures with quantitative disclosures of the material assumptions and estimates used. Response: See 5th paragraph in the proposed amended disclosure regarding Impairment Charges.

•

Please disclose the factors that could result in additional impairment charges. As part of this disclosure, please include a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized. Response: See 5th paragraph in the proposed amended disclosure regarding Impairment Charges.

•

Please disclose the discount rate and the material factors and assumptions used to estimate the discount rate for this project. Please also provide investors with a sensitivity analysis of the discount rate used on the amount of impairment recognized. Response: See 6th paragraph in the proposed amended disclosure regarding Impairment Charges.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

In response to the Staff’s comments, the Company proposes the following amended disclosure on page 60 of its 2008 Form 20-F:

“Impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace or some other factor, this indicates that there may be a possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, the asset will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold. This is based on competitive market conditions, historical sales rates of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions, as well as any estimated increases in future sales prices based upon projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overheads, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In 2008, we determined that Suzhou International City Garden was our only project expected to be unprofitable and our only project subject to recognition of impairment. See also our Critical Accounting Policies section for our policy on impairment on long-lived assets.

Impairment indicators associated with our Suzhou International City Garden project included primarily a marked decrease in GFA sales and a 10% -15% decrease in the average selling price per square meter during the fourth quarter of 2008, resulting from the global general macro-economic downturn and less liquidity for purchasers in China due to government initiatives earlier in 2008.

Such factors reduced our estimates of the profitability of the Suzhou International City Garden project. The impact of the decrease in demand was projected to continue through late 2009, especially with respect to lower sales prices and pre-sales velocity. Accordingly, for the Suzhou International City Garden project, we lowered our projected average selling price through 2013 by 11.4% from the average selling price projected earlier in the year. Due to the lowered expected sales rates, we expected that the project would take at least an additional six months to sell out, and therefore, we increased our projected costs by RMB108.2 million due to rising material costs and additional capitalized interest. As a result, we recorded a total loss of approximately US$76.8 million on the Suzhou International City Garden project, of which US$21.8 million was recognized as future losses and US$55.0 million was recognized as impairment loss on the project.

Subsequent to recognizing impairment, the carrying value of the Suzhou International City Garden project totaled RMB727.4 million as of December 31, 2008. Future cash flows for the project were estimated based on assuming a modest recovery in the general macro-economic conditions in China, resulting in estimated projected sales of 30,000 square meters in each of 2009 and 2010, and increased sales from 2011 through 2013 at a compounded rate of 15% per annum, which is historically the sales growth rate we experience as residential projects mature and approach completion. We also expect the average selling price to increase at 10% per year based on the price discount we have historically provided to early buyers over buyers who purchase closer to the completion of a given purchased unit. Construction spending is projected ratably over the construction period pursuant to the construction plan and the contracts that were executed during the tender process using a 5% contingency on total construction costs for unforeseen variances. We calculate interest costs at prevailing rates and add such costs to the project cost according to the expected borrowing balances over the life of the project. We estimate local and regional project selling costs by subtracting 2% of contract sales from our gross margin in order to calculate net cash flows.

After the impairment, the total estimated undiscounted cash flows for the Suzhou International City Garden project are approximately RMB346.6 million, or 20.4% of expected future total gross sales. We may be required to record additional impairment charges should any of our significant estimates and judgments be revised downward or upward. For example, we would be subject to additional impairment charges if one, or a combination, of the following occurs: (i) our average selling price decreases by 18% from projected levels through 2013, or (ii) our remaining construction costs exceed projections by 74.8%.

To calculate the impairment of the Suzhou International City Garden project, we used an estimated discount rate of 12% on projected cash flows over the remaining life of the project. In deriving the estimated discount rate, using an expected return on equity of 20% and a borrowing rate of 7.78%, we determined that our weighted average cost of capital at December 31, 2008 was approximately 10.56%. In consideration of the fact that just 12.7% of the GFA of Suzhou International City Garden had been sold by the end of 2008, offset partially by the fact that construction was well under way and the range of discount rates used in the industry were typically 10% to 15%, we added an inherent risk premium of approximately 1.5%. Had the discount rate been increased by 1%

and 3% to 13% and 15%, respectively, the impairment charge of US$55 million would have increased by an additional US$2.9 million and US$8.5 million, respectively. Conversely, if the discount rate had been decreased by 1% and 3% to 11% an 9%, respectively, the impairment charge would have decreased by US$3.1 million and US$9.6 million, respectively.

As of December 31, 2008, the undiscounted cash flows of the Company’s other projects exceeded their related carrying value, and, accordingly, none of such projects was considered impaired. There was only one project, Zhengzhou Xinyuan Colorful Garden, where the undiscounted cash flows did not materially differ from the carrying value as of December 31, 2008. The future undiscounted cash flows for that project were US$77.4 million as compared to its carrying value of US$77.0 million. A decrease of 5% in estimated average selling price or an increase of 5% in future input costs over the remaining life of the project would result in the undiscounted cash flows for the project decreasing by US$5.6 million and US$1.8 million, respectively. Notwithstanding that sensitivity analysis, in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Zhengzhou Xinyuan Colorful Garden project was not considered impaired because its estimated undiscounted cash flows were greater than its carrying value as of December 31, 2008.”

2.

We note from the fourth quarter of fiscal. year 2008 and the fiscal year 2008 earnings press release furnished on Form 6-K filed March 27, 2009, that you reported you would be recognizing an impairment charge of $72.6 million in addition to the future loss of $21.6 million. Please explain to us how you determined it was appropriate to significantly reduce this impairment charge to $55 million in your audited fiscal year 2008 financial statements. Please note that when you materially revise a disclosed amount, such as this impairment charge, you should provide investors with an explanation for the change in the amount. Otherwise, you should have explained to investors in the press release that the amount is preliminary and subject to change and disclosed the steps that were remaining to finalize the estimate for reporting in the financial statements.

The Company advises the Staff that upon the finalization of its fiscal 2008 external financial reporting process, the Company concluded that the appropriate allocation of the above noted charges totaling US$94.2 million was as follows:

•	US$17.4 million for costs of real estate sales for the fourth quarter of 2008,

•	US$21.8 for future losses, and

•	US$55.0 million for an impairment charge resulting in a reduction of approximately US$17.6 million in previously disclosed impairment charges.

The Company will provide expanded cautionary disclosures in future earnings press releases to the extent the Company discloses amounts in the earnings releases that are preliminary and subject to change.

3.

We note your disclosure that Suzhou International City Garden was the only unprofitable project subject to recognition of impairment. Please clarify your disclosure in future filings that there were other unprofitable projects for which you did not recognize an impairment charge. In this regard, we note that the Henan and Sichuan reportable segments recognized operating losses during 2008. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Response: See discussion and proposed amendments to the Critical Accounting Policies section below. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” Given the significance of your real. estate property to your consolidated financial statements, please provide investors with a comprehensive analysis of your testing of these assets for impairment to the extent such testing was required by SFAS 144. Please consider the following when providing this disclosure:

•

Disclose those projects with real estate property that was tested for impairment during fiscal year 2008. Response: The Company determines when projects need to be tested for impairment in accordance with its policy regarding “Impairment of long-lived assets” as disclosed in the Critical Accounting Policies section detailed below. For further discussion on the projects that were tested for impairment, please see the proposed amended disclosure regarding Impairment charges in response to comment 1.

•

To the extent that the undiscounted cash flows and the carrying value of a project’s real estate property did not differ by a material amount, please disclose the undiscounted cash flows and the carrying value of the respective properties’ real estate property. This disclosure will provide investors with a better understanding of the exposure associated with your real estate assets as of December 31, 2008. Response: See last paragraph of the proposed amended disclosure regarding Impairment Charges in response to comment 1.

•

For those projects in which the undiscounted cash flows of the real estate property did not materially differ from the carrying value, please disclose the material assumptions used to estimate the cash flows. Response: See the 1st paragraph of the proposed amended disclosure regarding Impairment Charges in response to comment 1. Please also disclose the facts and circumstances that could result in changes to the assumptions used to estimate the cash flows such that the undiscounted cash flows would be less than the carrying value. Finally, please provide a sensitivity analysis for the material assumptions with the impact to the estimated cash flows. Response: See last paragraph of the proposed amended disclosure regarding Impairment Charges in response to comment 1.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

The Company advises the Staff that, consistent with its policy outlined below, the Company’s Jiangsu reportable segment was the only reportable segment that recognized an impairment charge during 2008.

The Company respectfully notes that Henan and Sichuan are reportable segments, not individual projects. Although the Company recognized operating losses in these reportable segments, the Company believes such recognized operating losses are not reflective of the existence of material uncertainties related to the future operating results of these reportable segments. For example, the Company’s Henan reportable segment has two active projects: Zhengzhou Commercial Plaza and Zhengzhou Xinyuan Colorful Garden. Both projects were profitable and reported a combined gross profit of approximately US$10.2 million in 2008. However, Henan also hosts and bears the costs associated with non-project related activities, such as being the location of the Company’s former corporate headquarters which continues to house certain corporate and administrative functions for the entire Company, as well as a property management company and a landscaping company. The majority of the operating expenses of US$15.5 million recorded in the Henan reportable segment in 2008 was attributable to corporate and administrative activities, and therefore was not directly related to the two active projects in the Henan reportable segment.

The Sichuan reportable segment hosts only one active project, Chengdu Xinyuan Splendid I, as well as a parcel of undeveloped land, Chengdu Xinyuan Splendid II. The segment generated a gross profit of US$262,000 in 2008, or 6.4% of sales net of business taxes. The Company estimates that this margin is sufficient to offset estimated selling costs of 2.0% of sales throughout the project life, generating net cash flows in excess of the carrying value of the project. It should be noted that the Company implemented sharp discounting of sales prices in the fourth quarter of 2008 to gain pre-sales momentum in the marketplace (the project is in its early stages and was just over 6% sold as of December 31, 2008). As a result of the momentum generated, the Company anticipated that it would be able to increase its selling prices gradually starting from the first quarter of 2009, which is expected to improve gross margins throughout the remaining project life.

The Company proposes amending the “Impairment of long-lived assets” in the Critical Accounting Policies section on page 77 of the 2008 20-F as follows:

“We consider on a quarterly basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.”

Results of Operations, page 64

4.	We note your discussion of the changes in average selling prices per square meter in your earnings press releases. In future filings, please include a discussion and analysis of average selling prices per square meter on a consolidated basis and by reportable segment to provide investors with a better understanding of the changes in your revenues. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

The Company notes the Staff’s comment. In future filings on Form 20-F, the Company will disclose in Item 5. Operating and Financial Review and Prospects, the square meters sold and average selling price per square meter on a consolidated basis, and for each of its projects and each of the five provincial reportable operating segments. The Company will also include a discussion and analysis of the reasons for changes in the average selling price per square meter.

5.	In future filings, please ensure you quantify each factor impacting the line items included in income from continuing operations when you identify multiple and/or offsetting factors contributing to fluctuations. For example, you attribute the increase in selling and distribution expenses to (a) higher headcount, (b) the launch of additional projects, and (c) increased level of marketing activities. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

The Company notes the Staff’s comment. In future filings on Form 20-F, the Company will quantify each factor impacting the line items included in income from continuing operations where multiple and/or offsetting factors contributed to the fluctuations in such line items.

6.	In future filings, please provide investors with an explanation for the changes in fair value of your derivative liabilities considering the material impact to your results.

The Company notes the Staff’s comment. In future filings on Form 20-F, the Company will include an explanation for material changes in fair value of derivative liabilities.

The Company also proposes the following amended disclosure regarding Change in Fair Value of Derivative Liabilities for the year ended December 31, 2008 on page 67 of the 2008 Form 20-F:

“We have issued warrants to our Series A preference shareholders and floating rate note holders, which are accounted for as derivative liabilities. The warrants issued to the holders of our floating rate notes entitle such holders to purchase our common shares at 80% of the IPO price per common share in December 2007, or US$5.60 per share.

Under US GAAP, we are required to recognize the fair value of the outstanding warrants as a liability on our balance sheet. We determine the fair value of the warrants on a quarterly basis using the Black-Scholes valuation method with increases/decreases in value resulting in a charge/credit to other income/expense.

At December 31, 2007, the fair value of the warrants and associated liability was estimated to be approximately US$16.6 million. At December 31, 2008, the market value of our common shares declined to US$1.22 per share, or US$2.44 per ADS. Due to the decline in 2008 in the market price of our common shares combined with the shorter remaining exercise period prior to the expiration of the warrants, the valuation of the warrants and associated liability as of December 31, 2008 decreased to US$170,000, resulting in corresponding credit of US$16.4 million to other income/expense.

The warrants issued to Series A preference shareholders became valueless as they expired without being exercised upon the consummation of our IPO on December 12, 2007. The decrease in the fair value of warrant liability of US$361,000 was recorded into earnings as “change in the fair value of warrant liabilities” in the year ended December 31, 2007.”

Discussion of Segment Operations, page 72

7.	In future filings, please provide a more comprehensive discussion of the factors materially impacting net revenues, gross profit/(loss) and operating profit/(loss) for each of your reportable segments. In this regard, we note your discussion of the impact the changes in your project mix had on gross profit/(loss) in your earnings press releases furnished on Form 6-K on March 27, 2009 and June 4, 2009. Please also consider including your outlook for each of these reportable segments, as well. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In future filings on Form 20-F, the Company will provide an expanded discussion of the factors materially impacting net revenues, gross profit/(loss) and operating profit/(loss) for each of its reportable operating segments.

The Company notes the Staff’s comment with respect to possible inclusion of an outlook for each reportable operating segment. The Company acknowledges its responsibility to disclose material forward-looking information regarding material trends and uncertainties of which the Company is aware and an analysis of their effects as part of its discussion of segment operations. In respect of an outlook, or earnings guidance, however, the Company respectfully expects to continue its practice of providing such guidance only at the consolidated level in its earnings releases.

Critical Accounting Policies, page 74

Revenue and cost recognition, page 74

8.	We note that you recognized a $21.8 million future loss for the Suzhou International City Garden project in addition to the $55 million impairment charge recognized on the project’s real estate property in fiscal year 2008. As this charge materially impacted your operating results, please provide investors with a more detailed discussion as to the factors that resulted in you estimating that you would recognize a loss upon completion of the project. Please also provide investors with an understanding of the uncertainties included in your estimate and whether it is reasonably likely you could recognize an additional future loss for this project. Please refer to Section 501. 14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

The Company proposes to add the paragraph below to the disclosure regarding Revenue and cost recognition on page 74 of its 2008 Form 20-F.

“For further discussion on the application of the above policy to the Suzhou International City Garden project that was impaired in 2008 and our policy on impairment of long-lived assets, please refer to our discussion under “Impairment Charges” in “Item 5. Operating and Financial Review and Prospects, A. Operating Results” and “Impairment of long-lived assets” in “Critical Accounting Policies”.

9.	We note your disclosure on page F-23 of the changes in estimated gross profit margins for six real estate development projects, which resulted in an increase to net income of $3.3 million, or 14% of fiscal year 2008 net loss. Given the materiality of the impact to net income, please revise your disclosures in future filings to disclose the six projects with material changes to estimated gross profit and the corresponding impact to fiscal year 2008 gross profit. Please discuss the factors that lead to these changes in estimate to total gross profit. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company advises the Staff that, as discussed in the 2008 Form 20-F in “Percentage of Completion Method” under “Critical Accounting Policies”, whenever the Company makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change of estimates to account for the difference between profits previously recognized using the old profit margin estimate and the comparable profit using the new profit margin estimates. Although the residential real estate market in China softened considerably during the fourth quarter of 2008, a number of the Company’s more mature projects remained profitable. For six real estate development projects (Suzhou Colorful Garden, Shandong International City Garden, Suzhou Lake Family, Henan Finance Square, Hefei Wangjiang Garden and Shandong Elegant Scenery) the percentage of completion was at 50% or more as of December 31, 2008. As these projects moved closer to completion, certain estimates related to selling prices and development costs have been adjusted. Specifically, these projects experienced reduced project costs resulting from elimination of contingencies and settlements with contractors. As such, the impact of the “catch-up” adjustment of the above six projects on the Company’s net income and gross profit for the year ended December 31, 2008 was relatively favorable, amounting to US$3.3 million and US$4.0 million, respectively.

In future filings on Form 20-F, the Company will expand its disclosure to discuss the projects with major changes to estimated gross profit, the corresponding impact to fiscal year 2008 gross profit and the factors leading to the changes in estimate to gross total profit.

The Company also proposes the following amended disclosure relating to (af) Effect of change in estimate on page F-23 of 2008 Form 20-F:

“Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2008, six real estate development projects (Suzhou Colorful Garden, Shandong International City Garden, Suzhou Lake Family, Henan Finance Square, Hefei Wangjiang Garden and Shandong Elegant Scenery), which recognized gross profits in 2007, had changes in their estimated gross profit margins. As a result of these changes in gross profit, net income, gross profit, and basic and diluted earnings per share in the years ended December 31, 2008 increased by US$3.3 million, US$4 million and US$0.02 per share and US$0.02 per share, respectively.”

Liquidity and Capital Resources, page 77

10.	You state on page 79 that you believe that your anticipated cash flow from operations will be sufficient to meet your expected cash requirements, including for working capital and capital expenditure purposes, for at least twelve months. We note your historical, increasingly negative operating cash flows and that a significant portion of your current assets comprises real estate property under development. We also note that most of your contractual obligations due within the next year are from short-term debt obligations and non-cancellable construction contract obligations. In future filings, please provide investors with a better understanding as to how you determined that your operating cash flows will be able to meet your cash needs within the next twelve months. Please also disclose the consequences if the proceeds from the sale of units for your projects is insufficient to repay the construction loans.

The Company notes the Staff’s comment and in future filings on Form 20-F will provide an explanation as to how it determines whether operating cash flows will be able to meet cash needs within any period specified. The Company will also disclose the consequences if the proceeds from the sale of units for the Company’s projects is insufficient to repay construction loans.

In addition, the Company proposes the following amended disclosure under “F. Tabular Disclosure of Contractual Obligations” on page 80 of the 2008 Form 20-F.

“We have projected cash flows for each of our existing projects, and we believe that our anticipated cash flows from operations will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least twelve months following the end of the period covered by this report. In making our assessment, we considered a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are able to control much of our construction activities to coincide with the timing of expected pre-sales.

We acquired in 2007 the land parcels for our three largest active projects, Kunshan International City Garden, Chengdu Xinyuan Splendid I and Suzhou International City Garden, and completed the majority of the construction activities on those projects in 2008. Accordingly, we incurred a significant portion of the cash outflows associated with those projects by the end of 2008. However, we only obtained our pre-sales permits and commenced pre-sales activities in September 2008, in the case of the Kunshan International City Garden and Chengdu Xinyuan Splendid I, and May 2008, in the case of the Suzhou International City Garden. As of the end of 2008, we achieved only limited cumulative pre-sales as a percentage of estimated total sales for these three projects.

In addition, we do not anticipate accelerating construction activity during 2009 as the pace of demand related to our projects has been within our estimates. As such, we believe our projected cash flows for each of our existing projects are sufficient to meet our expected cash requirements, including our short-term debt obligations and non-cancellable construction contract obligations that are due on various dates ranging from January 1, 2009 to October 15, 2010.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient for repayment of related construction loans or additional cash needs, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We believe that, in the event additional funding is required, we will be able to access the capital markets on terms and in amounts adequate to meet our objectives. However, given the possibility of changes in market conditions or other occurrences, there can be no certainty that such funding will be available on terms favorable to us or at all.”

11.	We note your disclosure on page 7 that your current debt indentures contain certain financial covenants in addition to operating covenants. To the extent that you are required to comply with financial covenants, please provide a description of each of the financial covenants for each of your debt agreements and disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants in future filings. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification.

The Company notes the Staff’s comments and in future filings will include disclosure in Item 5. Operating and Financial Review and Prospects of the 20-F a description of each of the financial covenants in the indentures for the Company’s floating rate notes and convertible notes and the Company’s actual ratios or amounts calculated for each such financial covenant.

The Company advises the Staff that in reviewing its financial covenants, it recently became aware that it had not properly calculated certain of its financial covenant ratios due to misinterpretations of certain definitions in the indentures. These misinterpretations caused the Company to be in non-compliance with the consolidated subsidiary debt to consolidated total tangible assets ratio and the limitation on restricted payments and related provisions of the indentures. The Company has obtained waivers from the requisite noteholders under both indentures with respect to any and all defaults that have or may have occurred at any time directly or indirectly resulting from such non-compliance. In addition, the Company obtained the requisite approvals from the holders of floating rate notes and convertible notes, respectively, to amend the indentures to modify certain of the financial covenants and related definitions. Notwithstanding the fact that the Company has obtained such waivers and that, after the amendments to the indentures, it is in compliance with the financial covenants, the Company is restating its balance sheet as of December 31, 2008 to reclassify the carrying amount of the notes, which were originally classified as non-current liabilities, as current liabilities. The Company will include the restated financial statements and related disclosure in the amended 2008 Form 20-F.

The Company will file copies of the supplemental indentures to each of the floating rate note indenture and the convertible note indentures as exhibits to the amended 2008 Form 20-F. In addition, the Company proposes the following disclosure regarding the financial covenants, non-compliance with certain of these covenants, waiver of any prior defaults and amendments to the indentures on page 79 of the 2008 Form 20-F.

“Floating Rate Notes and Convertible Notes

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes. The floating rate notes bear interest at a rate of LIBOR plus 6.80% per annum and mature in April 2010. The convertible notes bear interest at a rate of 2% per annum and mature in April 2012. The holder of the convertible notes has the right, at its option, to convert the principal amount of the notes, or any portion of such principal amount which is a multiple of US$100,000, into common shares at the conversion price in effect at such time. The holder of the convertible notes also has certain repurchase rights which are described in more detail in Note 10 to our consolidated financial statements include elsewhere in this annual report on Form 20-F.

The indentures for each of the floating rate notes and convertible notes contain financial and non-financial covenants, or debt covenants, including covenants restricting our ability and the ability of our subsidiaries to incur additional debt or guarantees and make restricted payments or to make capital expenditures in excess of US$1.5 million in each of 2008, 2009 and 2010. In addition, we may only make certain restricted payments if we have a consolidated interest expense coverage ratio, or interest coverage ratio, greater than 4.00 to 1.00 at the time of and after giving effect to the restricted payment. The indentures also require that we maintain:

•

a consolidated tangible net worth of at least US$95.0 million from January 1, 2008 through December 31, 2008, US$145.0 million from January 1, 2009 through December 31, 2009 and US$195.0 million thereafter;

•

an average daily cash balance of at least US$20.0 million during the last 30 days of each quarter in the year ended December 31, 2008 and US$30.0 million during the last 30 days of each quarter thereafter and the 15 calendar days preceding the stated maturity of the notes;

•	a consolidated subsidiary debt to consolidated total tangible assets ratio, or subsidiary debt to total tangible assets ratio, of no more than 0.25 to 1.00 at all times; and

•	a working capital ratio of no less than 1.33 to 1.00 at all times.

These covenants and related definitions can be found in the applicable indentures, each of which were filed with the SEC as exhibit to our registration statement on Form F-1 in 2007.

Subsequent to our initial filing of our 20-F for the year ended December 31, 2008, we became aware that we had not properly calculated the subsidiary debt to total tangible assets ratio and interest coverage ratio due to misinterpretations of certain definitions, which caused us to be in non-compliance with the subsidiary debt to total tangible assets ratio and the limitations on restricted payments and related provisions of the indentures. Based on our recalculations, as of December 31, 2008, our consolidated tangible net worth was US$398.7 million, our average daily cash balance was US$193.6 million, our working capital ratio was 2.4, our subsidiary debt to total tangible assets ratio was 0.29 and our interest coverage ratio was 3.8. As our interest coverage ratio was below 4.00, we should not have made mortgage guarantees in an amount in excess of 25% of our tangible assets but we exceeded such threshold in the ordinary course of our business as of December 31, 2008.

On August 21, 2009, we obtained waivers from the requisite noteholders under both indentures with respect to any and all defaults that have or may have occurred at any time directly or indirectly resulting from such non-compliance. In addition, we obtained the requisite approvals from the holders of floating rate notes and convertible notes, respectively, to amend the indentures to increase the subsidiary debt to total tangible assets ratio to a maximum of 0.35 to 1.00 on a revised calculation of total debt less cash divided by total tangible assets less cash. We also amended the indentures to revise the related definition and to increase the amount of mortgage guarantees in the definitions of permitted debt and permitted investments to 60% of total tangible assets. As part of these amendments, we increased the dollar amount of the maximum capital expenditures for the years ending 2009 and 2010 to US$2.5 million from US$1.5 million. We also moved the exercise date of the put option of the convertible note holder from October 2010 to June 2010. The supplemental indentures containing these amendments are filed as exhibits to this Amendment No. 1 to Form 20-F.

Following the amendments, we are in compliance with the covenants and related provisions. As recalculated, our subsidiary debt to total tangible assets ratio was 0.21 as of December 31, 2008. There was no change in our interest coverage ratio as of December 31, 2008, but our mortgage guarantees at 41% of our tangible assets as of December 31, 2008 were well within the threshold. In connection with the indenture amendment and waivers, we agreed to pay a consent fee in an amount equal to 0.70% of the total outstanding principal amount held by holders of floating rate notes who timely voted to approve the waivers. No consent fee was paid to the holder of convertible notes.

The floating rate notes and convertible notes are secured by a mortgage on our shares in our wholly owned Cayman subsidiary, which indirectly holds all of our assets and operations in China. The notes are also secured by the pledge of all of the Cayman subsidiary’s shares in Xinyuan China and the pledge of a loan from the Cayman subsidiary to Xinyuan China.”

The Company also intends to provide in the amended 2008 Form 20-F, amended disclosure in “Item 3D. Risk Factors” related to the non-compliance with the financial covenants in the debt indentures and in “Item 15. Controls and Procedures – Report of Management on Internal Control over Financial Reporting” regarding the additional component of the material weakness in internal control over financial reporting in light of the non-compliance with financial covenants under the indentures and the resultant restatement of the balance sheet as of December 31, 2008.

Report of Management on Internal Control over Financial Reporting, page 102

12.	Regarding the material weakness as it related to deferred income taxes and the financial statement close process, please revise your disclosures in future filings to discuss how the adjustments were identified and quantify the impact the adjustments had on the preliminary financial statements. Provide this information in your response letter.

The Company notes the Staff’s comment and, in the event of any material weakness in internal control over financial reporting resulting in adjustments to the Company’s preliminary financial statements, the Company will disclose in future filings on Form 20-F how the adjustments were identified and will quantify the impact of such adjustments on the Company’s preliminary financial results for the period.

With respect to the material weakness in internal control over financial reporting for fiscal year 2008 that related to deferred income taxes, during the audit process, the Company’s independent registered public accountants, Ernst & Young Hua Ming (the “Company’s auditors”) identified certain deferred tax adjustments. Specifically, they noted that the Company had made an incomplete assessment of whether certain deferred tax assets amounting to approximately US$11.7 million required a valuation allowance as of December 31, 2008. The Company concluded that the future utilization of these assets was uncertain and, as a result, had to record an audit adjustment to reduce this amount to zero.

The Company’s auditors also identified several items in the consolidated cash flow statements that were not classified and presented in a manner consistent with the requirements of the applicable accounting standards and identified required footnote disclosures relating to new accounting pronouncements that were missing.

The Company proposes the following revised disclosure for the paragraph “Deferred income taxes” and the addition of a new subsection entitled “Financial statement close and reporting process”, each under “Report of Management on Internal Control over Financial Reporting” on page 102 of the 2008 Form 20-F:

“Deferred income taxes

Due to our lack of skilled accounting personnel with the requisite knowledge of accounting for income taxes, our independent auditors, Ernst & Young Hua Ming, identified certain deferred tax audit adjustments which are discussed in more detail below.

Financial statement close and reporting process

We maintain our primary accounting books and records under PRC GAAP, and we prepare our consolidated financial statements under U.S. GAAP through the use of memorandum entries. As described in more detail below, our fiscal 2008 financial reporting close process was ineffective: (i) in detecting certain items that needed to be accounted for, (ii) in preventing amounts from being incorrectly reflected in our statement of cash flows and (iii) in making certain critical financial statement disclosures.

(i)	It was determined that we made an incomplete assessment of whether certain deferred tax assets amounting to approximately US$11.7 million required a valuation allowance as of December 31, 2008, and as such we were required to record an audit adjustment reducing this amount to zero because we concluded the future utilization was uncertain.

(ii)	Our auditors identified several items in the consolidated cash flow statement that were not classified and presented in a manner consistent with the requirements of the applicable accounting standards, specifically related to our interests in an equity investee and foreign currency translations. Accordingly, we corrected the cash flow statement to conform to the classification and presentation requirements of SFAS 95, Statement of Cash Flows.

(iii)	Our auditors also identified that there were a number of missing required footnote disclosures related to new accounting pronouncements (SFAS 157, Fair Value Measurements) and footnote disclosures that were inaccurate (specifically surrounding FAS 109, Income Taxes and FIN 48, Accounting for Uncertainties in Income Taxes and Convertible Subordinated Notes).”

Changes in Internal Control over Financial Reporting, page 103

13.

We note your disclosure that “Other than the remedial measures described above, there have been no changes in [y]our internal control over financial reporting, during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting.” Please revise this disclosure in future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The Company notes the Staff’s comment and in future filings will clearly state whether there were any changes in internal control over financial reporting that occurred during the period covered by the report that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company respectfully notes that as a foreign private issuer (as defined in §240.3b-4) it is required under Item 15 of Form 20-F to indicate whether any material changes have occurred over the fiscal period covered by the report, rather than the fourth quarter as is required for companies filing on Form 10-K.

The Company proposes the following amended disclosure under “Changes in Internal Control over Financial Reporting” on page 103 of the 2008 Form 20-F:

“There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.”

Income taxes, page F-34

14.	In future filings, please explain to investors the factors and circumstances that led you to recognize an $11.2 million valuation allowance on the $19.2 million deferred tax asset from the impairment recognized on the Suzhou International City Garden project.

The Company respectfully notes that the total valuation allowance recorded as of December 31, 2008 related to the Company’s deferred tax assets amounted to approximately US$11.7 million as disclosed in Note 12 on page F-38 of the Company’s 2008 Form 20-F.

The Company proposes the following additional disclosure at the end of the first paragraph “(t) Income taxes” on page F-19 of the 2008 Form 20-F.

“We assess our need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized as a separate tax reporting unit in a single tax jurisdiction.”

The Company also proposes the following additional disclosure at the end of “(d) Deferred tax” on pages F-37 and F-38 of the 2008 Form 20-F.

“As of December 31, 2008, we had deferred tax assets of approximately US$19.2 million from the impairment charge and negative gross profit. We recorded a valuation allowance amounting to US$9.2 million for the Suzhou International City Garden project. The tax reporting unit conducting the project also has two other projects, Suzhou Lake Family and Suzhou Colorful Garden, in the same tax jurisdiction. The Suzhou Lake Family and Suzhou Colorful Garden projects are both scheduled to be completed in 2009, while the Suzhou International City Garden’s completion date is scheduled for 2012. PRC tax rules and regulations do not allow for carry back of losses which would otherwise result in a temporary difference. Therefore, when ultimately recognized for tax purposes, the full tax effect of the impairment charge of approximately US$19.2 million associated with the Suzhou International City Garden project is not expected to be offset against the gross profits of the Suzhou Lake Family and Suzhou Colorful Garden projects. Accordingly, we recorded a valuation allowance for the temporary difference of approximately US$9.2 million as of December 31, 2008.

The remaining valuation allowance as of December 31, 2008 relates to the deferred tax assets arising from accruals, advertisement expenses and accumulated tax losses amounting to approximately US$2.5 million recognized at our wholly foreign owned entity, Xinyuan Real Estate (China) Development Co., Ltd. (“WFOE”), which is included in the Henan reportable segment. Based on our cash flow projections, the WFOE will not generate sufficient future taxable income to realize the deferred tax assets. Therefore, we provided for a full valuation allowance of approximately US$2.5 million as of December 31, 2008.”

Segment reporting page F-47

15.	In future filings, please disclose real estate property development completed, real estate property under development - current, real estate property under development - non-current, and real estate properties held for lease, net by reportable segment for each period presented. Given the significance of these assets to your consolidated financial statements, this presentation will allow investors to better understand the composition of your real estate property in relation to your reportable segments and corresponding operating results.

The Company notes the Staff’s comment. In future filings on Form 20-F, the Company will disclose in the Note to Consolidated Financial Statements “Segment Reporting” real estate property development completed, real estate property under development – current, real estate property under development – non-current and real estate property held for lease, net by reportable segment for each period presented.

Condensed financial information of the Company, page F-53

16.	In future filings, please include the statement of operations and statement of cash flows for the same periods you are required to present audited consolidated financial statements. Please also separately disclose the amount of cash dividends, if any, you received during each of the three fiscal years presented by consolidated subsidiaries and equity method investees. Please refer to Rule 12-04 of Regulation S-X.

The Company notes the Staff’s comment. In future filings on Form 20-F, the Company will include in the Note to Consolidated Financial Statements “Condensed financial information of the Company”, the statement of operations and statement of cash flows for the same periods for which audited consolidated financial statements are presented.

During the last three fiscal years, the Company did not receive any cash dividends from its consolidated subsidiaries or equity method investees. The Company will clarify its disclosure on page F-56 of the 2008 Form 20-F to cover 2006 in addition to 2007 and 2008. In future filings on Form 20-F, the Company will disclose any such dividends or state that none were received during the fiscal years presented in the financial statements.

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. Consolidated Financial Statements, page F-57

Income taxes, page F-74

(d) Uncertainty in Income Tax, page F-76

17.	We note the disclosure that Jiantou Xinyuan has included the difference between the statutory taxable income method and the deemed profit method as unrecognized tax benefits. We further note that as of December 31, 2008, Jiantou Group has no unrecognized tax benefits and does not expect this position to change within the next 12 months. Please explain to us this potential inconsistency in Jiantou Group’s disclosure. Further, please quantify the additional receivable or payable recognized and the amount of unrecognized tax benefits for this matter in future filings.

Jiantou Xinyuan’s policy is to recognize the difference between the amounts due under the PRC statutory taxable income method and the amounts paid under the deemed profit method as unrecognized tax benefits. Jiantou Group did not have any statutory taxable income for the year ended December 31, 2008. Accordingly, the Jiantou Group did not recognize any unrecognized tax benefits or any associated receivable or payable as of December 31, 2008.

In the Company’s filings on Form 20-F, Jiantou Xinyuan will quantify any additional receivable or payable and any amount of unrecognized tax benefits relating to Jiantou Group. The Company and the Jiantou Group also propose the following amended disclosure to replace the last paragraph under (d) Uncertainty in Income Tax on page F-76 of the 2008 Form 20-F.

“The Jiantou Group did not have any statutory taxable income for the year ended December 31, 2008. Accordingly, the Company did not recognize any unrecognized tax benefits or any associated receivable or payable as of December 31, 2008.”

* * * * *

As requested in the Comment Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4695.

Sincerely,

/s/ Omer Ozden
Omer Ozden

cc:	Thomas Gurnee
Xinyuan Real Estate Co., Ltd.

Carol Stubblefield
Baker & McKenzie LLP